Withdrawal Statement
                      Pursuant to Rule 477, Regulation "C"
                            Of Registration Statement
              As filed with the Securities and Exchange Commission


                           REGISTRATION NO. 333-116876

                       SECURITIES AND EXCHANGE COMMISSION

                             WITHDRAWAL OF FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                     --------------------------------------
              (Exact Name of Small Business Issuer in its Charger)

        FLORIDA                                                   65-0574760
------------------------                                   ---------------------
(State of Incorporation)                                   (IRS Employer ID No.)

                     (Primary Standard Classification Code)

                         11601 Biscayne Blvd., Suite 201
                                 Miami, Fl 33181
                                 (305.893-9270)
                                 --------------
             (Address and Telephone Number of Registrant's Principal
               Executive Offices and Principal Place of Business)

                            LEO GREENFIELD, PRESIDENT
                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                         11601 Biscayne Blvd., Suite 201
                                 Miami, FL 33181
                                (305) 893-9270)
                                ---------------
            (Name, Address and Telephone Number of Agent for Service)

                             STATEMENT OF WITHDRAWAL
                                 OF REGISTRATION
                             EFFECTIVE JULY 14, 2004
                      PURSUANT TO RULE 477, REGULATION "C"

                              REASON FOR WITHDRAWAL

         The Company has determined that it is presently uneconomical for the Company to issue shares of stock since the price of its shares have declined to the existing extent.

         That no securities were sold in connection with the offering.
         The Registrant at some future date may undertake a subsequent private offering in reliance of SECTION 230.155(C).

         The undersigned pursuant to RULE 477, REGULATION "C" respectfully requests that the REGISTRATION STATEMENT heretofore filed as indicated be forthwith withdrawn.

         Dated this 4th day of October, 2004.

                                         DISTRIBUTION MANAGEMENT SERVICES, INC.
                                         A FLORIDA CORPORATION


                                         BY    /S/ LEO GREENFIELD
                                                   -------------------------
                                                   LEO GREENFIELD, PRESIDENT